02045841

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

JULY 11, 2002

Banco Santiago

(Exact name of Registrant as specified in its charter)

Republic of Chile
(Jurisdiction of Incorporation)

Bandera 201
Santiago, Chile
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F __X__ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes ___ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) Not applicable

BANCO SANTIAGO

TABLE OF CONTENTS

(free translation from the Spanish)

Santiago, July 8, 2002
BS/344/02

Mr. Enrique Marshall Rivera
Superintendent of Banks and Financial Institutions

Mr. Superintendent,

Pursuant to the requirements set forth under articles 9 and 10 of the Capital Markets Law and of Chapter 18-10 of the compilation of Regulations of the Superintendency of Banks and Financial Institutions, I hereby inform you, as a relevant event, of the sale of real estate assets acquired upon foreclosure to Teatinos Siglo XXI, our controlling parent company, by public deeds of sale and mortgage dated June 21, 2002 granted at the Santiago notary of Juan Ricardo San Martín Urrejola. The following is a detailed list of the sales:

- Apartments, warehouses and parking spaces located at Tower II of Conjunto Habitacional Punta de Diamante, city of Antofagasta, Manuel Verbal street No. 1545. Sale price UF 88,770.

- Parking spaces located at building Punta de Angamos de Antofagasta, Angamos avenue No. 1161. Sale price UF 570 UF.

- Apartments, warehouses and parking spaces located at Tower I of Conjunto Habitacional Punta de Diamante, city of Antofagasta, Manuel Verbal street No. 1545. Sale price UF 47,084.

- Parking spaces and warehouses located at building El Obelisco, Manuel Antonio Matta street No. 1839, corner of Coquimbo street, city of Antofagasta. Sale price UF 16,180

- Office space, parking spaces and warehouses located at building Carrera, city of Antofagasta, Jose Miguel Carrera avenue No. 1587. Sale price UF 10,470.

- Real property located at Copiapó street No. 1064, city of Antofagasta. Sale price UF 1,501.

- Real property located at Copiapó street Nos. 1046, 1060, 1054 and 1060, city of Antofagasta. Sale price UF 9,341.

- Retail spaces, warehouses and parking spaces located at building Costanera Pacífico, Blanco street Nos. 1725, 1733, 1781 and 1791, and at Errázuriz street No. 1744, city of Valparaíso. Sale price UF 13, 292.

Sale price are payable within one year and are guaranteed by mortgage over the various properties. The sale price was estimated to be market value by PriceWaterhouseCoopers.

The Superintendency of Banks and Financial Institutions authorized these transactions by letter dated June 20, 2002, No. 5065, pursuant to Cap. 10-1 of the Updated Compilation of Rules.

With best regards,

MARIO PEREZ CUEVAS
Subrogating General Manager

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

Banco Santiago

Date: July 11, 2002

By: [signature]

Name: Juan Pedro Santa María

Title: General Counsel